EXHIBIT 99.1

Tower Semiconductor Announces $29 Million Equity
Private Placement to US Institutional Investors

MIGDAL HAEMEK, Israel – March 15, 2007 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), a pure-play independent specialty foundry, announced today that it has agreed to issue through a private placement approximately 18.8 million ordinary shares and 9.4 million warrants to US institutional investors for aggregate gross proceeds of approximately $29 million. The warrants are exercisable for a period of five years at an exercise price representing a 20% premium to yesterday’s closing price of the Company’s ordinary shares. The Company also issued to the institutional investors short term warrants to purchase ordinary shares at an exercise price per share equal to yesterday’s closing price, which if fully exercised will result in additional gross proceeds to the Company of approximately $32 million.

The Company intends to use the net proceeds of the private placement to continue to execute its Fab2 capacity expansion plans.

Citigroup Global Markets Inc. and C.E. Unterberg, Towbin acted as placement agents.

The ordinary shares and warrants sold have not been registered under the Securities Act of 1933 or any state securities laws and, until so registered, may not be offered or sold in the United States or any state absent an applicable exemption from registration requirements. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, these securities. The Company has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the ordinary shares to be issued in the private placement, as well as the ordinary shares issuable upon the exercise of the warrants.

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to 0.35 and Fab 2 featuring between 0.18 and 0.13-micron. Tower’s web site is located at http://www.towersemi.com

Contact:

Tower Semiconductor Ilanit Vudinsky, +972 4 650 6434 ilanitvu@towersemi.com or:

Shelton Group Jim Mathias, (972) 239-5119 ext. 115 jmathias@sheltongroup.com